PEPSICO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(in millions except per share amounts, unaudited)

	12 Weeks Ended September 9, 2006		12 Weeks Ended September 3, 2005		36 Weeks Ended September 9, 2006		36 Weeks Ended September 3, 2005	
Net Revenue	$	8,950	$	8,184	$	24,754	$	22,466
Cost of sales		4,030		3,515		11,018		9,699
Selling, general and administrative expenses.		3,063		2,952		8,702		8,181
Amortization of intangible assets . . .		41		37		108		103
Operating Profit.		1,816		1,680		4,926		4,483
Bottling equity income		225		209		485		430
Interest expense		(51)		(58)		(172)		(161)
Interest income		39		37		110		88
Income before income taxes		2,029		1,868		5,349		4,840
Provision for income taxes.		548		1,004		1,491		1,870
Net Income	$	1,481	$	864	$	3,858	$	2,970
Net Income Per Common Share								
Basic	$	0.90	$	0.52	$	2.33	$	1.77
Diluted.	$	0.88	$	0.51	$	2.28	$	1.74
Cash Dividends Declared Per Common Share	$	0.30	$	0.26	$	0.86	$	0.75

PEPSICO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions, unaudited)

	36 Weeks Ended September 9, 2006	36 Weeks Ended September 3, 2005
Operating Activities		
Net income	$ **3,858**	$ 2,970
Depreciation and amortization	**940**	896
Stock-based compensation expense	**191**	215
Excess tax benefits from share-based payment arrangements	**(91)**	—
Cash payments for merger-related costs and restructuring charges	—	(21)
Pension and retiree medical plan contributions	**(90)**	(104)
Pension and retiree medical plan expenses	**371**	306
Bottling equity income, net of dividends	**(409)**	(345)
Deferred income taxes and other tax charges and credits . .	**48**	290
Change in accounts and notes receivable	**(785)**	(751)
Change in inventories	**(246)**	(104)
Change in prepaid expenses and other current assets	**2**	48
Change in accounts payable and other current liabilities . . .	**263**	163
Change in income taxes payable	**242**	918
Other, net	**(2)**	77
Net Cash Provided by Operating Activities	**4,292**	4,558
Investing Activities		
Snack Ventures Europe (SVE) minority interest acquisition .	—	(750)
Capital spending	**(1,130)**	(796)
Sales of property, plant and equipment	**37**	65
Investment in finance assets	**(11)**	—
Other acquisitions and investments in noncontrolled affiliates	**(444)**	(302)
Cash proceeds from sale of The Pepsi Bottling Group (PBG) stock	**285**	177
Divestitures	**37**	3
Short-term investments, by original maturity		
More than three months-purchases	**(17)**	(82)
More than three months-maturities	**21**	56
Three months or less, net	**1,095**	(1,832)
Net Cash Used for Investing Activities	**(127)**	(3,461)
Financing Activities		
Proceeds from issuances of long-term debt	**25**	13
Payments of long-term debt	**(136)**	(145)
Short-term borrowings, by original maturity		
More than three months-proceeds	**127**	51
More than three months-payments	**(256)**	(66)
Three months or less, net	**(1,905)**	1,236
Cash dividends paid	**(1,359)**	(1,209)
Share repurchases-common	**(2,157)**	(2,085)
Share repurchases-preferred	**(7)**	(14)
Proceeds from exercises of stock options	**1,008**	707
Excess tax benefits from share-based payment arrangements	**91**	—
Net Cash Used for Financing Activities	**(4,569)**	(1,512)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	**13**		(21)
Net Decrease in Cash and Cash Equivalents	**(391)**		(436)
Cash and Cash Equivalents-Beginning of year	**1,716**		1,280
Cash and Cash Equivalents-End of period	**$** **1,325**	$	844

PEPSICO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions except per share amounts)

	(Unaudited) September 9, 2006	December 31, 2005
Assets		
Current Assets		
Cash and cash equivalents..........................	$ **1,325**	$ 1,716
Short-term investments	**2,075**	3,166
Accounts and notes receivable, less allowance: 9/06-$74, 12/05-$75	**4,154**	3,261
Inventories		
Raw materials	**855**	738
Work-in-process	**172**	112
Finished goods.................................	**935**	843
	1,962	1,693
Prepaid expenses and other current assets	**623**	618
Total Current Assets	**10,139**	10,454
Property, Plant and Equipment......................	**18,220**	17,145
Accumulated Depreciation	**(9,109)**	(8,464)
	9,111	8,681
Amortizable Intangible Assets, net	**613**	530
Goodwill	**4,473**	4,088
Other Nonamortizable Intangible Assets	**1,164**	1,086
Nonamortizable Intangible Assets...................	**5,637**	5,174
Investments in Noncontrolled Affiliates	**3,626**	3,485
Other Assets	**3,140**	3,403
Total Assets	$ **32,266**	$ 31,727
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term obligations	$ **568**	$ 2,889
Accounts payable and other current liabilities............	**6,498**	5,971
Income taxes payable	**668**	546
Total Current Liabilities	**7,734**	9,406
Long-term Debt Obligations	**2,528**	2,313
Other Liabilities	**4,534**	4,323
Deferred Income Taxes...........................	**1,462**	1,434
Total Liabilities	**16,258**	17,476
Commitments and Contingencies		
Preferred Stock, no par value.......................	**41**	41
Repurchased Preferred Stock	**(117)**	(110)
Common Shareholders' Equity		
Common stock, par value 1 2/3 cents per share: Authorized 3,600 shares, issued 9/06 and 12/05 - 1,782 shares.....................................	**30**	30

Capital in excess of par value.	**527**		614
Retained earnings.	**23,546**		21,116
Accumulated other comprehensive loss	**(811)**		(1,053)
	23,292		20,707
Less: repurchased common stock, at cost:			
9/06 - 136 shares, 12/05 - 126 shares	**(7,208)**		(6,387)
Total Common Shareholders' Equity	**16,084**		14,320
Total Liabilities and Shareholders' Equity	**$**	**32,266**	$	31,727

PEPSICO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions, unaudited)

	12 Weeks Ended September 9, 2006	12 Weeks Ended September 3, 2005	36 Weeks Ended September 9, 2006	36 Weeks Ended September 3, 2005
Net Income.	$ 1,481	$ 864	$ 3,858	$ 2,970
Other Comprehensive Income/(Loss)				
Currency translation adjustment . .	90	95	262	(81)
Cash flow hedges, net of tax:				
Net derivative (losses)/gains	(4)	18	(16)	41
Reclassification of (gains)/losses to net income	—	(4)	(7)	5
Unrealized gains/(losses) on securities, net of tax	4	—	(2)	(4)
Other	1	—	5	4
	91	109	242	(35)
Comprehensive Income	$ 1,572	$ 973	$ 4,100	$ 2,935

PEPSICO

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XBRL report	pep-20060909.xml
XBRL taxonomy schema	pep-20060909.xsd
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